BEYOND THE CHECKOUT, INC.

(a Delaware corporation)

Form C/A

Disclosures in Reg CF Offering

July 15, 2025

TABLE OF CONTENTS

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C/A – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Beyond The Checkout Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Formation)	July 1, 2024
Kind of Entity	Corporation
Street Address	16192 COASTAL HIGHWAY LEWES, DELAWARE 19958
Website Address	https://checkout.tech/

	Most Recent Fiscal Year (2024)	*Previous Fiscal Year (2023)*
Total Assets	$12,120	$0
Cash & Equivalents	$8,961	$0
Account Receivable	$0	$0

Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($2,284)	$0

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _____

NO _____X_____

§227.201(b) – Directors and Officers

Person #1

Name	Oliver Stamatoski	
All positions with the Company and How Long for Each Position	**Position:** Co-Founder & CEO	**How Long:** Since July 1, 2024
Business Experience During Last Three Years (Brief Description)	Until 2022: Global Product Line VP at Joyson Safety Sys. 2023 - 2024: Entrepreneur, Started an Energy Drink Company with Bitcoin Rewards (SVRN), followed by Strategic Leadership & Support of another Bitcoin Company (Bitcoin Trading Cards) & Co-Founded Beyond The Checkout to integrate rewards into physical products.	
Principal Occupation During Last Three Years	VP in Automotive Industry, Co-Founder & CEO as an Entrepreneur	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Joyson Safety Systems	**Business:** Automotive Industry

Person #2

Name	David Bryson	
All positions with the Company and How Long for Each Position	**Position:** Co-Founder & CTO	**How Long:** Since July 1st, 2024
Business Experience During Last Three Years (Brief Description)	- Beyond The Checkout, CTO 2024-2024 - Lightning Energy Group, CTO 2023-2024 - Staff Software Engineer, ePlant 2023-2024 - Engineering Manager, Solo Inc 2023 - Senior Software Engineer, Definitive Inc 2022	
Principal Occupation During Last Three Years	- Beyond The Checkout, CTO 2024-2024 - Lightning Energy Group, CTO 2023-2024 - Staff Software Engineer, ePlant 2023-2024 - Engineering Manager, Solo Inc 2023 - Senior Software Engineer, Definitive Inc 2022	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Lightning Energy Group, ePlant, Solo Inc, Definitive Inc	**Business:** Software

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Oliver Stamatoski
Name	David Bryson

§227.201(d) – The Company's Business and Business Plan

Our Business

Beyond The Checkout, a technology company, offers a gamified rewards platform integrating QR codes into physical and digital products. This enables end consumers to receive Bitcoin rewards upon scanning, incentivizing purchases and providing valuable product consumption analytics to brands—tracking when, where, and how frequently products are used.

Our solution serves a wide range of markets, including Food & Beverage, Health & Wellness, Retail & E-commerce, and Bitcoin Brands. If a product is sold and consumed, Beyond The Checkout can make it interactive. Additionally, businesses can integrate our technology into marketing materials to establish direct contact and engagement with potential customers beyond the point of purchase.

Traditional loyalty programs, receipt-scanning apps, and analytics companies like Nielsen and Kantar are competitors. These companies primarily provide purchase-time data but lack real-time consumption insights. Beyond The Checkout's competitive advantage lies in its ability to gather post-purchase behavioral analytics, offer real-time feedback loops, and provide engaging consumer experiences through gamified rewards—all powered by the Bitcoin blockchain for transparency and instant value transfer.

Currently, the company has completed core platform development and secured its first integration with NiHowdy, rewarding patients with Bitcoin for purchasing prescription medications. The next six months will focus on expanding partnerships, enhancing platform features, and scaling user engagement. Over the next 12 months, Beyond The Checkout aims to onboard additional consumer brands, grow its user base, and refine its analytics dashboard for deeper client insights.

Financially, the Company anticipates its strongest revenue streams from detailed post-purchase data offerings, consumption analytics, and in-product engagement surveys—providing brands with unprecedented insights into customer behavior after the point of sale. These insights empower businesses to understand consumption patterns, optimize inventory management, and improve product development. Additional revenue will be generated through SaaS-based brand subscriptions, transaction fees from rewards distribution, and potential advertising partnerships within the platform. Key opportunities include enhancing consumer engagement through interactive games and expanding into new markets, while potential threats include market adoption challenges, regulatory considerations, and the emergence of new competitors.

Our People

Beyond The Checkout is led by experienced founders with complementary expertise in business leadership and technology.

Oliver Stamatoski, Co-Founder & CEO, has a background in automotive and aerospace engineering, with extensive experience in global business leadership. He previously held executive roles at **Continental** and **Joyson Safety Systems**, where he led multi-billion-dollar global operations. At Continental, Oliver was awarded **five patents in electrical brake systems**, and at Joyson, he led the **global development of steering wheel hand sensing technology**. In 2023, he transitioned his focus to Bitcoin, co-founding a Bitcoin-based energy drink company with Dave before launching Beyond The Checkout to revolutionize customer engagement and analytics through Bitcoin rewards.

David Bryson, Co-Founder & CTO, is a computer science professional with over 20 years of experience in Silicon Valley. His career includes pioneering work on **Blu-ray technology** and leading the development of **Ford's over-the-air (OTA) systems**. In 2023, Dave shifted his full focus to Bitcoin, co-founding the Lightning Energy Group Inc. company with Oliver and later creating Beyond The Checkout to bring innovative reward solutions to physical and digital products.

Together, Oliver and Dave bring a blend of operational excellence, technological innovation, and a shared commitment to leveraging Bitcoin for consumer-focused solutions.

§227.201(e) – Number of Employees

The Company currently has 2 full-time employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $25,000. If the target offering amount is not met by September 30, 2025, all investment commitments will be canceled and returned. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount and more than thirty days remain before the offering deadline, then we will conduct the first of multiple closings (an "Intermediate Closing"), provided all investors receive notice that an Intermediate Closing will occur and funds will be released to the Company, at least five business days prior to the Intermediate Closing (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Closing to cancel their investment commitment. We will also continue trying to raise money up to our $400,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Timestamp Portal LLC will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$400,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	Approximate allocation if target offering amount raised	Approximate allocation if maximum offering amount raised
Intermediary Fees	$1,250	$20,000
Manpower	$10,000	$225,000

Marketing	$9,750	$120,000
Operations	$4,000	$35,000
Total	**$25,000**	**$400,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C/A and the Campaign Page;

- If you decide to invest, press the *Invest* button

- Follow the instructions

The minimum amount you can invest in the offering is $250.

As part of the investment process, you will be asked to sign our Subscription Agreement, which is attached as *Exhibit B*.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on September 28, 2025 (48 hours before the offering deadline) or 48 hours prior to an Intermediate Closing.

To cancel your investment, send an email to contact@timestampfinancial.com by those times and dates. Include your name and the name of the Company.

If you do not cancel your investment commitment by those times and dates, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

A SAFE doesn't really have a purchase price. If you buy a SAFE for $100 you get a $100 SAFE. The terms of the SAFEs are described below.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

Conversion on Future Equity Raise

If the Company raises at least $500,000 in a future equity financing, the SAFE will convert into the same class of equity securities sold in that round. The conversion price will be determined based on the terms of the SAFE, which may provide for one or more of the following:

- A valuation cap of $5,000,000

Unless otherwise specified in the applicable SAFE, the valuation cap will apply on a pre-money basis, meaning it will be calculated based on the fully diluted capitalization of the Company immediately prior to the new financing.

Conversion on Sale or IPO

If the Company is sold or undergoes an initial public offering before a qualified equity financing, the SAFE entitles you to receive the greater of (i) the original purchase amount, or (ii) the amount you would have received if your SAFE had converted into equity securities immediately prior to the transaction, based on the terms of the SAFE — using the valuation cap to determine the price per share for purposes of the calculation.

Liquidation

If the Company liquidates before it raises at least $500,000 in a qualified equity financing or is sold, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to the rights of the Company's creditors, and (ii) on par with the rights of other SAFE holders and any preferred equity holders.

Voting and Shareholder Rights

The SAFE does not grant voting rights or any other shareholder rights. However, if the Company pays a cash dividend on outstanding Common Stock while the SAFE is outstanding, the Company will pay a corresponding "Dividend Amount" to the SAFE holder. This is calculated as if the SAFE had converted right before the dividend was paid. It is not a standard dividend right.

Limits on Transfer

Your SAFE may not be transferred without the Company's prior written consent and in compliance with Regulation CF and applicable securities laws.

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to affect such transfer.

Modification of SAFEs

The SAFEs may be amended or modified by the Company and holders of 50% of the outstanding SAFEs, measured by investment amount. Thus, your SAFE may be modified without your consent.

Custodian

Investors in this Offering will be required to establish a custody account with BitGo Trust Company, Inc. (in such capacity, the "Custodian"), which will also serve as the Escrow Facilitator for the Offering. Documentation related to the opening of such an account and the terms and conditions governing each investor's account (the "Custodial Account Documents") will be presented to, and executed simultaneously with, the investor's subscription agreement for this Offering.

Provided that an investor's subscription is accepted by the Company, the Custodian will contact the investor to provide login credentials by which the investor may view and manage its custodial account. If an investor fails to execute the Custodial Account Documents, the investment will be rejected and any funds received will be returned.

By agreeing to and entering into the Custodial Account Documents, each investor agrees that all securities acquired in this Offering will be held in custody on behalf of the investor by the Custodian. The Custodian will be recognized on the Company's stock register as the holder of record of the securities, while the investor will be recorded as the beneficial owner of the securities on the Custodian's books and records.

Beneficial owners must issue instructions to the Custodian to transfer, sell, or otherwise make elections with respect to their securities. Investors may be required to pay transaction fees to the Custodian for certain activities, as set forth in the Custodial Account Documents.

Who Controls the Company

Beyond The Checkout is controlled by its two co-founders, **Oliver Stamatoski** and **David Bryson**, who each hold at least 20% voting power, and Board Members. Together, they are responsible for all key decisions related to the company's operations, strategy, and governance.

Name	Percentage Owned Prior to Offering
Oliver Stamatoski	4,002,500 or 40.03% (vested over 12 months)
David Bryson	3,997,500 or 39.98% (vested over 12 months)

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could issue securities with rights superior to those of the SAFEs.

- They could pay themselves excessive compensation.

- They could hire friends or relatives and pay them more than they're worth.

- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Obligation to Contribute Capital

Once you pay for your SAFE you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Preemptive Rights

Owners of SAFEs do not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

Other Classes of Securities

Immediately before the offering of SAFEs, the Company had the following securities outstanding:

Type	*Number or Amount*	*Characteristics (Voting Rights, Etc.)*
Common Stock	10,000,000 shares	Voting rights; founders hold 80%, 20% unallocated
Preferred Stock	None	N/A
Convertible Notes	None	N/A
Options/Warrants	None	N/A
SAFEs (prior to this offering)	None	N/A

Other as described above, there are no differences between the SAFEs issued pursuant to Regulation CF and each other class of security of the Company

§227.201(n) – The Funding Portal

The Company is offering its securities through Timestamp Portal LLC, which is a "Funding Portal" registered with the United States Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The SEC File number is **007-00456** and its FPRD number (Funding Portal Registration Depository number) is **329474**.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Timestamp Portal LLC as follows:

● A success fee equal to 7% of the amount raised, of which 5% will be paid in cash and 2% paid by delivery of a SAFE.

Timestamp Portal LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering (except for the compensation described above), nor is there any arrangement for Timestamp Portal LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Company Credit Card	$6,178.77	0%	Nov. 2025	12 Month Promotional 0% interest rate until maturity
Patent Attorney	$2,745	0%	June 2025	Provisional Patent Application, paid in 6 Tranches of $915 per Month

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Beyond The Checkout Inc. has not offered or sold any securities to third-party investors (other than the SAFEs in this Regulation CF offering) in the three years prior to this offering.

The Company's founders were issued Common Stock at the time of formation in exchange for capital contributions. These issuances do not constitute a securities offering under SEC rules and are not considered a sale to outside investors.

§227.201(r) – Transactions Between the Company and Related Persons

Since the beginning of the last fiscal year, the Company has not participated in any transaction, nor is any currently proposed, in which the amount involved exceeds five percent of the aggregate amount the Company has raised or is seeking to raise in reliance on Section 4(a)(6) of the Securities Act, and in which any related person, as described in Rule 201(r), has or is expected to have a direct or indirect material interest.

§227.201(s) – The Company's Financial Condition

Liquidity

As of December 31, 2024, the Company had $8,961 in cash and cash equivalents and holds 0.033461 BTC (fair-valued at $3,159), for total current assets of $12,120, against current liabilities of $2,097 (credit card balance), resulting in positive working capital of $10,023. Net cash used in operating activities during the period was $187.

Capital Resources

The Company has financed its operations to date primarily through **founder equity contributions made at the time of formation**, including $8,000 in Common Stock issuances and $4,307 in Additional Paid-in Capital. These were not part of any outside securities offering and involved no sales to third-party investors.

The Company also maintains a 12-month, 0% interest promotional credit card facility (balance $2,097, matures November 2025) and a provisional patent liability of $2,745 due June 2025. Management intends to supplement these resources by raising up to $400,000 through this Regulation CF offering.

Historical Results of Operations

For the short year ended December 31, 2024, the Company generated no revenue and incurred general & administrative expenses of $2,284, resulting in a net loss of $2,284. There was no cost of goods sold, or income taxes recorded.

Changes and Trends

Since formation on July 1, 2024, Beyond The Checkout has incurred modest startup-phase losses and minimal cash burn as it completed core platform development. Digital asset purchases (Bitcoin) of $3,159 reflect strategic treasury management.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit D: Financial Statements.*

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on timestampfinancial.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the North Capital reports attached as *Exhibit E: Background Checks*.

None of the Company's directors, executive officers, or other designated persons has committed any of the disqualifying events described in 17 CFR § 227.201(u) on or after May 16, 2016. See Exhibit E for background check reports confirming this.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at checkout.tech, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Beyond The Checkout is led by highly experienced founders with a proven track record of building and managing successful businesses. The Company leverages Bitcoin not just as a currency but as a groundbreaking technology layer, enabling micro-rewards at extremely low to no cost for consumers. This innovation fosters post-purchase engagement that was previously impossible, allowing brands to access valuable insights into customer behavior beyond the point of sale—tapping into what has long been a "black box" for product analytics.

We believe this combination of innovative technology, a significant competitive advantage, and the extensive experience, hard work, and determination of our leadership team positions Beyond The Checkout for long-term success—benefiting both the company and its investors.

Exhibit List

Exhibit A: Risks of Investing

Exhibit B: Subscription Agreement

Exhibit C: Form of SAFE

Exhibit D: Financial Statements

Exhibit E: Background Checks

Exhibit F: *Beyond The Checkout-Timestamp Video Transcript*

Exhibit A: Risks of Investing

Exhibit B: Subscription Agreement

Exhibit C: Form of SAFE

Exhibit D: Financial Statements

Exhibit E: Background Checks

Exhibit F: Beyond The Checkout-Timestamp Video Transcript